Michelle L. Basil
Direct Line: 617-439-2477
Fax: 617-310-9477
E-mail: mbasil@nutter.com

April 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

Kathryn McHale
United State Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Auburn Bancorp. Inc.
Form S-1, filed on March 14, 2008
File Number 333-149723

Dear Ms. McHale,

          Set forth below are the responses of Auburn Bancorp. Inc., a federal corporation in organization (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “SEC”) provided by a letter dated April 16, 2008. We are also enclosing two copies of Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been “blacklined” to highlight changes from the original filing. For convenience, each of the responses is preceded by the text of the comment from the SEC comment letter.

Summary, page 1

1.	Please revise the heading of this section to state that the summary provides “material information” rather than “selected information.”

The Registration Statement has been amended as requested.

Employment Agreement, page 9

2.	Please include Mr. Sterling’s Employment Agreement as an exhibit to this registration statement.

The form of employment agreement between Auburn Savings Bank and Allen T. Sterling is attached to the Registration Statement as Exhibit 10.3.

Tax Consequences, page 9

3.	We are unable to locate the referenced tax disclosure in the body of the prospectus. Please revise.

The Registration Statement has been amended as requested. Please see the section of the Registration Statement entitled The Reorganization and Stock Offering – Material Income Tax Consequences.

Use of Proceeds, page 14 and page 27

4.

In light of the aforementioned reasons for this offering, please disclose why Auburn Bancorp, Inc. will receive the more proceeds (both in percentage and actual cash) at the minimum point of the offering than at the maximum point. Please reconcile this disclosure with your objectives to raise capital for the Bank.

The Company intends to contribute all of the net offering proceeds to Auburn Savings Bank except for $25,000 used to capitalize Auburn Bancorp, MHC and $600,000 retained by the Company to fund the operating expenses of the Company and a loan to the employee stock ownership plan for the purchase of 3.43% of the shares issued in the stock offering (including shares issued to Auburn Bancorp, MHC). Although the amount of proceeds remaining at Auburn Bancorp, Inc. is highest at the minimum of the offering range, the amount of proceeds contributed to Auburn Savings Bank increases both as a dollar amount and as a percentage of the net offering proceeds from $961,000, or 60.6%, of net proceeds at the minimum of the offering range, to $1.4 million, or 68.5%, of net proceeds, $1.8 million, or 73.8%, of net proceeds and $2.2 million, or 78.0%, of net proceeds at the midpoint, maximum and adjusted maximum of the offering range, respectively. The Company believes that the level of contribution of proceeds to Auburn Savings Bank at each point in the offering range is consistent with its objective to raise capital for the Auburn Savings Bank.

5

On page 8, you describe the shares to be purchased by the Employee Stock Ownership Plan as a constant percentage of total shares issued; however, in the tables on pages 14 and 27, the percentage seems to change at the different offering levels. Please reconcile this disclosure.

The shares to be purchased by the Employee Stock Ownership Plan will be equal to 3.43% of shares issued in the stock offering. Although the amount of shares to be purchased is a constant percentage of total shares issued, the value of those shares as a percentage of net proceeds of the offering will vary based on the relation between the amount of gross offering proceeds and the amount of net proceeds.

Risk Factors, page 17

6.

Under appropriate subheading, please discuss the current market conditions for banks and any material impact this has had or will have on your company and the offering. We note, for example, the performance other similar offerings disclosed on page 6.

We have revised the risk factor concerning the trading price of the Company’s stock following the offering to include a discussion of the potential effect of current market conditions on the stock of financial institutions.

Future changes in interest rates . . . , page 17

7.	Please revise the second paragraph to reflect your actual experience.

The discussion of future changes in interest rates gives Auburn Savings Bank’s actual experience as it relates to compression of their net interest spread. Auburn Savings Bank has not yet experienced a material increase in prepayments of the type discussed in the second paragraph. Although this is a real risk relating to future changes in interest rates that could affect the Company’s profitability in the future, stating Auburn Savings Bank’s current experience would have the effect of mitigating the risk factor rather than enhancing it. As a result, we have not revised the second paragraph of the risk factor.

Please also describe your experience for the three risk factors beginning on page 18.

The first two of these three risk factors relate to negative effects that could result from a downturn in the local economy and real estate values. The substantial majority of Auburn Savings Bank’s customers are located in Androscoggin County and nearly all of its real estate loans are secured by real estate there. Based on that concentration, there is a significant risk that changes in the local economy could negatively impact the Company’s profitability. However, the economy in Androscoggin County has been growing modestly over the past few years and has not experienced a significant downturn. Auburn Savings Bank believes its asset quality to be strong, with no non-accrual or loans greater than 90 days delinquent at either December 31, 2007 or June 30, 2007. Although these are real risks that could affect the Company in the future, stating Auburn Savings Bank’s current experience would have the effect of mitigating these risk factor rather than enhancing it. As a result, we have not revised these two risk factors.

The third of these three risk factors has been supplemented to discuss the growth in the Company’s commercial and construction loan portfolios.

Pro Forma Data, pages 35-36

8.

Please revise note 4 to clearly state how the pro forma adjustment for the amount of options granted under the equity incentive plan at each of the offering levels were determined at or for the six months ended December 31, 2007 and at or for the fiscal year ended June 30, 2007.

The pro forma adjustment for the after-tax compensation expense associated with stock options that may be granted under the equity incentive plan is calculated based upon the factors identified in note 4. For example, at the minimum of the offering range, the number of shares authorized for issuance pursuant to stock options granted under the equity incentive plan (assuming the plan is approved by stockholders) would be equal to 24,574 (calculated as 4.9% of the 501,500 shares to be outstanding after the reorganization and stock offering). The aggregate Black-Scholes value of these shares using the assumptions set forth in note 4 would be equal to $100,260 (calculated as the product of 24,574 and $4.08, which is the assumed per share Black-Scholes value). Based upon the assumed vesting schedule of 20% per year over a five year period, the annual compensation expense before tax adjustment would be equal to $20,052 per year (calculated as 20% of $100,260). As indicated in note 4, it is assumed that 25% of the stock options will be non-qualified and that, therefore, the Company will benefit from a tax deduction with respect to $5,013 of the annual compensation expense (calculated as 25% of $20,052). Assuming that the Company’s combined federal and state income tax rate is 34%, the amount of the tax deduction would be equal to $1,704. Therefore, the annual after-tax compensation expense would be equal to $18,348 (calculated as the difference between $20,052 and $1,704). The six-month after-tax compensation expense would be equal to $9,174 (calculated as 50% of $18,348).

Exhibit 23.3 — Consent of Independent Registered Public Accounting Firm

9.	Please revise the consent to reference the report dated September 10, 2007 (except for Note 15, for which the report date is March 12, 2008).

The Registration Statement has been amended as requested.

Signatures, page 133

10.	Identify the principal accounting officer. See the signature requirements for Form S-1.

The Registration Statement has been amended as requested.

Exhibit 5.0

11.

We note you are under no obligation to update your opinion; please revise this language to make your opinion current as to the date of effectiveness or represent to the staff your intention to file your opinion immediately prior to effectiveness.

The language concerning our obligation to update our opinion has been revised in response to your comment. We undertake to inform you in the event that our opinion is not valid as immediately prior to the effectiveness of the Registration Statement.

12.	Please revise the fifth paragraph to remove the assumption that the company will have been duly chartered.

Exhibit 5.0 has been amended as requested.

13.	Please revise the first paragraph on page 2 to remove the assumption regarding board of director action.

In order for the shares sold in the offering to be validly issued, the Board of Directors of the Company is required to authorize the issuance. Pursuant to the regulations and practice of the Office of Thrift Supervision, the Company’s charter will not be issued until immediately prior to the consummation of the reorganization and stock offering. At the time that the Registration Statement is declared effective, the Board of Directors of the Company will not yet have formally authorized the issuance of the shares. However, it will do so prior to the sale of the shares at the closing of the stock offering. We, therefore, believe that the assumption regarding board of director action contained in Exhibit 5.0 is necessary and appropriate under the circumstances.

14.	Please delete the second paragraph on page 2.

Exhibit 5.0 has been amended as requested.

Exhibit 8.1

15.

We note you are under no obligation to update your opinion; please revise this language to make your opinion current as to the date of effectiveness or represent to the staff your intention to file your opinion immediately prior to effectiveness.

The language concerning our obligation to update our opinion has been revised in response to your comment. We undertake to inform you in the event that our opinion is not valid as of immediately prior to the effectiveness of the Registration Statement.

16.	Please revise to indicate that the opinion addresses the material federal tax consequences of the transaction.

Exhibit 8.1 has been amended as requested.

17.	Please revise the second paragraph on page 3 to remove the assumption at item (vi) regarding authority.

Exhibit 8.1 has been amended as requested.

18.	Please revise the last paragraph to delete the first two sentences.

Exhibit 8.1 has been amended as requested.

          As previously discussed with David Lyon, we call your attention to the fact that the Pre-Effective Amendment No. 1 to the Registration Statement enclosed herewith reflects a $71,000 increase in the estimated offering expenses, which has resulted certain changes to the financial information contained in the Use of Proceeds, Capitalization, Regulatory Capital Compliance and Pro Forma Data sections of the Registration Statement.

          In connection with this response letter, we acknowledge that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to contact me at (617) 439-2477 or Rena Marie Strand of this office at (617) 439-2621 with any questions or additional comments that you may have. Your assistance is appreciated.

Very truly yours,

/s/ Michelle L. Basil

Michelle L. Basil

cc (w/encl.):	Mr. Allen Sterling
Ms. Rachel Haines
Rena Marie Strand, Esq.
Kent Krudys, Esq.